1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 28, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

This is a translation of an announcement that was published by the issuer in the Chinese section of the Hong Kong Stock Exchange website.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Overseas Regulatory Announcement

Self-Assessment Report on Internal Control by the Board of

Directors of Yanzhou Coal Mining Company Limited

The board of directors of the Company and all its directors assure that there are no false records, misleading statements or major omissions for the content of this report and take joint and several responsibilities as to its truthfulness, accuracy or completeness.

It’s the responsibility of the board of directors and the management to establish and implement a sound and effective internal control system. The Company’s internal control objectives are: to ensure reasonable legal compliance for the enterprise’s operation and management, the safety of assets, the truthfulness and completeness of financial reports and related information, to improve operational efficiency and effectiveness and to promote the realization of the enterprise’s development strategy.

Internal control, due to its inherent limitations, can only provide reasonable assurance for the achievements of the objectives mentioned above; moreover, the effectiveness of internal control may also change as the environment both inside and outside the Company and operating conditions change. For this reason, the Company has established inspection and supervision mechanism for internal control, under which, the Company will take immediate remediation measures once internal control deficiencies are identified.

The following five basic elements were considered by the Company when establishing and implementing its internal control system: internal environment, risk assessment, control activities, information and communication and internal supervision.

Upon a self-assessment based on all of the above-mentioned internal controls for this reporting year, the Board of Directors of the Company identified that, from January 1, 2008 until the end of the reporting period, there was a material defect: there were incorrect statements in the draft of the Company’s 2008 annual financial report. The incorrect statements and disclosure defects have been subsequently rectified and reflected in the consolidated financial statements by the management.

The board of directors of the Company determined that, from January 1, 2008 to the end of this reporting period, there were defects as to the internal control system of the Company.

Upon review and approval of this report at the sixth meeting of the fourth session of the Board held on April 24, 2009, the board of directors of the Company and all its directors take joint and several responsibilities as to the truthfulness, accuracy and completeness for the contents.

No accounting firm was employed by the Company to verify and evaluate the effectiveness of the Company’s internal control for this reporting year.

By order of the Board

Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

24th April 2009

Zoucheng City, Shandong Province, PRC

On the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Wei’an and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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